Globis Acquisition Corp.

805 3rd Avenue, 15th floor

New York, NY 10022

December 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Sherry Haywood and Erin Purnell

Re:	Globis Acquisition Corp.
Registration Statement on Form S-1
Filed on November 24, 2020
File No. 333-250939 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Globis Acquisition Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on December 10, 2020, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours,

Globis Acquisition Corp.

By:	/s/ Paul Packer
Paul Packer
Chief Executive Officer and Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Matthew L. Fry, Esq., Haynes and Boone, LLP